                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          ----------------------------

                               AMENDMENT NO. 1 TO
                                 SCHEDULE 14D-1
               TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                                       AND
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 16)


                              CONSOLIDATED CAPITAL
                           INSTITUTIONAL PROPERTIES/2

                            (Name of Subject Company)

                             AIMCO PROPERTIES, L.P.
                                    (Bidder)

                      UNITS OF LIMITED PARTNERSHIP INTEREST
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)



                                 PATRICK J. FOYE
                   APARTMENT INVESTMENT AND MANAGEMENT COMPANY
                           COLORADO CENTER, TOWER TWO,
                  2000 SOUTH COLORADO BOULEVARD, SUITE 2-1000,
                             DENVER, COLORADO 80222

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)


                                    COPY TO:

                              JONATHAN L. FRIEDMAN
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                           300 SOUTH GRAND, 34TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 687-5000

                          ----------------------------

                            CALCULATION OF FILING FEE


Transaction Valuation*     $18,563,927.56        Amount of Filing Fee: $3,712.79

* For purposes of calculating the fee only. This amount assumes the purchase of 588,770.3 units of limited partnership interest of the subject partnership for $31.53 per unit. The amount of the filing fee, calculated in accordance with Section 14(g)(1)(B)(3) and Rule 0-11(d) under the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the aggregate of the cash offered by the bidder.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the form or schedule and the date of its filing.


Amount Previously Paid: $3,712.79            Filing Parties: AIMCO Properties, L.P.


Form or Registration No.: Schedule 14D-1     Date Filed: November 17, 1999


                         (Continued on following pages)

       AMENDMENT NO. 1 TO SCHEDULE 14D-1/AMENDMENT NO. 16 TO SCHEDULE 13D


         This Statement (the "Statement") constitutes (a) Amendment No. 1 to the initial Schedule 14D-1 of AIMCO Properties, L.P. (the "AIMCO OP"), relating to AIMCO OP's Litigation Settlement Offer to purchase units of limited partnership interest ("Units") of Consolidated Capital Institutional Properties/2 (the "Partnership"); and (b) Amendment No. 16 to the Schedule 13D") originally filed with the Securities and Exchange Commission (the "Commission") on March 5, 1998, by Reedy River Properties, L.L.C. ("Reedy River"), Insignia Properties, L.P. ("IPLP"), Insignia Properties Trust ("IPT"), Insignia Financial, Inc. ("Insignia") and Andrew L. Farkas, as amended by (i) Amendment No. 1, filed with the Commission on July 30, 1998, by Cooper River Properties, L.L.C. ("Cooper River"), IPLP, IPT, Insignia and Andrew L. Farkas, (ii) Amendment No. 2, filed with the Commission on August 8, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iii) Amendment No. 3, filed with the Commission on August 27, 1998, by Cooper River, IPLP, IPT, Insignia and Andrew L. Farkas, (iv) Amendment No. 4, filed with the Commission on September 2, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (v) Amendment No. 5, filed with the Commission on September 9, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (vi) Amendment No. 6, filed with the Commission on September 9, 1998, by Cooper River, IPLP, IPT, Insignia, and Andrew L. Farkas, (vii) Amendment No. 7, filed with the Commission on October 26, 1998 by Reedy River, AIMCO OP, AIMCO-GP, Inc. ("AIMCO-GP"), and Apartment Investment and Management Company ("AIMCO"), (viii) Amendment No. 8, filed with the Commission on January 29, 1999, by Cooper River, IPLP, IPT, Reedy River, AIMCO OP, AIMCO-GP, and AIMCO, (ix) Amendment No. 9, filed with the Commission on May 14, 1999, by Cooper River, Reedy River, AIMCO/IPT, Inc. ("AIMCO/IPT"), IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (x) Amendment No. 10, filed with the Commission on June 10, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO- GP, and AIMCO, (xi) Amendment No. 11, filed with the Commission on July 1, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (xii) Amendment No. 12, filed with the Commission on July 14, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (xiii) Amendment No. 13, filed with the Commission on July 23, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, (xiv) Amendment No. 14, filed with the Commission August 31, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP, and AIMCO, and (xv) Amendment No. 15, filed with the Commission on November 17, 1999, by Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO. Cooper River, Reedy River, AIMCO/IPT, IPLP, AIMCO OP, AIMCO-GP and AIMCO are herein referred to as "Reporting Persons." The item numbers and responses thereto are set forth below in accordance with the requirements of Schedule 14D-1.

(1)  MATERIAL TO BE FILED AS EXHIBITS.

                  (a)(1) Litigation Settlement Offer, dated November 15, 1999 (Previously filed).

                  (a)(2) Letter of Transmittal and related Instructions (Previously filed).

                  (a)(3) Letter, dated November 15, 1999, from AIMCO OP to the Limited Partners of the Partnership (Previously filed).

                  (a)(4) Supplement to the Litigation Settlement Offer, dated November 24, 1999.

                  (b) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties, L.P., Bank of America, Bank Boston, N.A., and First Union National Bank. (Exhibit 10.1 to AIMCO's Current Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

                  (c)      Not applicable.

                  (d)      Not applicable.

                  (e)      Not applicable.

                  (f)      Not applicable.

                  (z)(1) Agreement of Joint Filing, dated November 15, 1999, among AIMCO, AIMCO- GP, AIMCO OP, AIMCO/IPT, IPLP, Reedy River and Cooper River (Previously filed).

                                    SIGNATURE

                  After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  November 24, 1999
                                         COOPER RIVER PROPERTIES, L.L.C.

                                         By: /s/ Patrick J. Foye
                                             -----------------------------------
                                             Executive Vice President

                                         REEDY RIVER PROPERTIES, L.L.C.

                                         By: /s/ Patrick J. Foye
                                             -----------------------------------
                                             Executive Vice President

                                         AIMCO/IPT, INC.

                                         By: /s/ Patrick J. Foye
                                             -----------------------------------
                                             Executive Vice President

                                         INSIGNIA PROPERTIES, L.P.

                                         By:  AIMCO/IPT, INC.
                                              (General Partner)

                                         By: /s/ Patrick J. Foye
                                             -----------------------------------
                                             Executive Vice President

                                         AIMCO PROPERTIES, L.P.

                                         By: AIMCO-GP, INC.
                                              (General Partner)

                                         By: /s/ Patrick J. Foye
                                             -----------------------------------
                                             Executive Vice President

                                         AIMCO-GP, INC.

                                         By: /s/ Patrick J. Foye
                                             -----------------------------------
                                             Executive Vice President

                                         APARTMENT INVESTMENT
                                         AND MANAGEMENT COMPANY

                                         By: /s/ Patrick J. Foye
                                             -----------------------------------
                                             Executive Vice President

                                  EXHIBIT INDEX


EXHIBIT NO.                                 DESCRIPTION
-----------                                 -----------
  (a)(1)                 Litigation Settlement Offer, dated November 15, 1999
                         (Previously filed).

  (a)(2)                 Letter of Transmittal and related Instructions
                         (Previously filed).

  (a)(3)                 Letter, dated November 15, 1999, from AIMCO OP to the
                         Limited Partners of the Partnership (Previously filed).

  (a)(4)                 Supplement to the Litigation Settlement Offer, dated
                         November 24, 1999.

  (b) Credit Agreement (Secured Revolving Credit Facility), dated as of August 16, 1999, among AIMCO Properties,
                         L.P., Bank of America, Bank Boston, N.A., and First
                         Union National Bank. (Exhibit 10.1 to AIMCO's Current
                         Report on Form 8-K, dated August 16, 1999, is incorporated herein by this reference.)

  (c)                    Not applicable.

  (d)                    Not applicable.

  (e)                    Not applicable.

  (f)                    Not applicable.

  (z)(1) Agreement of Joint Filing, dated November 15, 1999, among AIMCO, AIMCO- GP, AIMCO OP, AIMCO/IPT, IPLP,
                         Reedy River and Cooper River (Previously filed).